United States securities and exchange commission logo





                            April 12, 2024

       Martin J. Bonick
       Chief Executive Officer
       Ardent Health Partners, LLC
       340 Seven Springs Way, Suite 100
       Brentwood, Tennessee 37027

                                                        Re: Ardent Health
Partners, LLC
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted March 15,
2024
                                                            CIK No. 0001756655

       Dear Martin J. Bonick:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Cover Page

   1. We note your disclosure on page 11 that EGI-AM Investments, L.L.C. is an affiliated entity of Equity Group
Investments, and that EGI-AM is your controlling stockholder.
                                                        Please revise your
cover page to identify EGI-AM as your controlling stockholder. In addition, discuss
EGI-AM's and Ventas' rights under the Nomination Agreement and the potential influence
of PureHealth on your business, as described on pages 41 and 42.
       Non-GAAP financial measures, page iii

   2. We note your disclosure here and throughout your filing that you operate 30 acute care hospitals, 11 of which
you lease back from two REITs, Ventas and MPT, pursuant to
                                                        long-term lease
agreements. In an appropriate place in your filing, please describe the material terms of your
lease agreement with MPT, and file this agreement as an exhibit to your registration
statement. Alternatively, please tell us why you believe you are not
 Martin J. Bonick
FirstName   LastNameMartin
Ardent Health   Partners, LLCJ. Bonick
Comapany
April       NameArdent Health Partners, LLC
       12, 2024
April 212, 2024 Page 2
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FirstName LastName
         required to do so.
Consolidated Operating Statistics, page v

3. With respect to the operating statistics disclosed in this section, please briefly describe how management uses each statistic, respectively, to measure performance or operating results. In addition, please address the following comments:

                We note your disclosure that licensed beds "represents the total number of beds for which the appropriate state agency licenses a facility, regardless of whether the beds are actually available for patient use." Please explain why management uses the licensed beds performance metric when assessing the company's results of operations and performance given that the measure does not take into account whether the beds are available for patient use. To the extent material, revise your discussion of the metric in the prospectus to address any disparity between the number of licensed beds and the number of beds available in your facilities.

                Where you define "adjusted admissions," please define "gross patient service revenue" and "gross inpatient revenue," including whether gross patient service revenue includes both inpatient and outpatient revenue. In addition, please clarify what you mean by a "general measure of combined inpatient and outpatient volume,"
              given that you appear to measuring this statistic by revenue rather than volume of admissions.

                Where you define "Net patient service revenue per adjusted admission" please provide a definition of "net patient service revenue."

Industry and market data, page vii

4. We note your disclosure that estimates of your "serviceable addressable market" and
         "current addressable market" were derived from the most recently available data you collected from the U.S. Census Bureau and the Center for Medicare & Medicaid
         Services ("CMS"), Office of the Actuary, National Health Statistics Group. Please revise your disclosure here to briefly describe the difference between "serviceable" and "current"
         addressable market, including the difference, if any, between your "current markets" and
         "current addressable market." Please provide the data and methodology underlying your calculations, including your criteria for markets representing "potential growth opportunities" and why you excluded MSAs with a population equal to or greater than 2.0 million. Also, please clarify how you arrived at your current addressable market, including the data underlying your comparison of your market-specific strategic reports to national health expenditures spending data and how you used this comparison to arrive at your current addressable market. In addition, given that these statistics were as of 2020, clarify how you determined that these estimates are accurate as of the date of this prospectus.
 Martin J. Bonick
FirstName   LastNameMartin
Ardent Health   Partners, LLCJ. Bonick
Comapany
April       NameArdent Health Partners, LLC
       12, 2024
April 312, 2024 Page 3
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Prospectus summary
Overview, page 1

5. We note your statement that you "hold a leading position in a majority of our markets"
         and your footnote that "Leading positions defined as first or second based on inpatient market share." Please expand on this statement to quantify your market share, including disclosing the markets in which you hold a "leading" position, whether that position is
         "first or second," and quantifying your individual market shares, or by providing average market share across your markets or other similar measures. As a related matter, please revise your disclosure to describe what is meant by "leading healthcare systems of scale,"
         and disclose how you measure "meaningful" scale.
6. We note your statement that expenditures for hospital services and physician and clinical services "are projected to grow at an average rate of 5.6% annually through 2031."
         Likewise, we note your statements on page 5 that U.S. healthcare spending is "projected to grow by an average of 5.4% through 2031, surpassing $7.1 trillion and representing nearly 20% of GDP" and that "Healthcare spending is generally expected to grow more rapidly, on average, than the overall economy." Please revise your disclosure to cite the source of these projections or if they are the belief or estimates of management.
         Additionally, please discuss any material assumptions underlying these projections.
         Finally, please clarify, if known, whether the relevant projected annual growth rate has been achieved for the historical periods of 2021, 2022, and 2023.
7. We note your statement that "[s]ince January 1, 2017, we have more than doubled the number of markets we serve and the number of hospitals we operate." If true, please balance this statement to note that you have not increased the number of hospitals you operate since at least 2021.
8. We note your disclosure throughout the filing that a key competitive strength and significant component of your growth strategy has been your JV model. To provide context for these statements, please clarify the portion of your revenue attributable to your joint ventures for the periods presented in the filing.
9. We note your disclosure that you "believe [your] growth will accelerate." Revise your disclosure to clarify the type of growth to which you refer and the time period for which you expect this growth. For example, discuss whether you expect this growth to relate to your revenue, market share, number of hospitals, or another metric. Please also clarify how you expect the bulleted list on page 8 to "accelerate" your growth, and expand upon what you mean by "accelerate."
10. We note your disclosure on page F-17 that "the Company, through its wholly owned subsidiaries, owns majority interests in limited liability companies (
  LLCs   ), with each
         LLC owning and operating one or more hospitals," "[t]he noncontrolling interest is typically owned by a not-for-profit medical system, university, academic medical center or foundation or combination thereof," "the employees that work for the LLC and the
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FirstName   LastNameMartin
Ardent Health   Partners, LLCJ. Bonick
Comapany
April       NameArdent Health Partners, LLC
       12, 2024
April 412, 2024 Page 4
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         related hospital(s) are employees of the Company," and "the Company manages the day-
         to-day operations of the LLC and the hospital(s) pursuant to a management services
         agreement (   MSA   )." Finally, we note your disclosure that "the
LLCs are VIEs due to
         their structure as LLCs and the control that resides with the Company through the MSA."
         Please revise your cover page to discuss, as you do on page F-17, your variable interest entities, and revise your risk factor disclosure to discuss the risks related to this operating structure. Make conforming changes throughout your filing, including to your organizational chart.
Our platform, page 3

11.      We note your statement that "on average since 2021, 70% of Ardent   s
eligible hospitals
         have earned 3-stars or higher from CMS, indicating lower mortality, enhanced safety of care, lower readmissions, and better patient experience." Please briefly explain the star rating system from CMS and how a rating of 3-stars or higher indicates lower mortality, enhanced safety of care, lower readmissions, and better patient experience. As a related
         matter, we note your statement that "Ardent has earned a    Gold Stars
9    level designation
         from Epic." Please briefly explain this rating system or level of designation.
Summary Historical Financial and Operating Data, page 17

12. We note from your disclosures on page 12 that ALH Holdings, LLC (a subsidiary of
         Ventas, Inc.) will contribute all of its outstanding common stock in AHP Health Partners,
         Inc. to Ardent Health Partners, Inc. in exchange for shares of common stock of Ardent
         Health Partners, Inc. immediately following the Corporate Conversion. Please include this transaction in your pro forma presentations of basic and diluted earnings per share on a pro forma basis. Also address this comment for your capitalization and dilution presentations.
Risk factors
Risks related to our business and industry, page 23

13. We note certain statements in this section relating to programs or policies enacted or under consideration in certain states. For example, your statements:

                on page 24 that "some states have adopted or may consider enacting legislation designed to reduce or control their Medicaid expenditures;"

                on page 24 that "many states have adopted or are considering legislation intended to change patient eligibility requirements, reduce coverage, enroll Medicaid recipients in managed care programs, and impose provider taxes on hospitals to help finance or
              expand the states    Medicaid systems;"

                on page 24 that "[s]ome states use, or have applied to use, waivers granted by CMS to
              implement Medicaid expansion, impose different eligibility or enrollment
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FirstName   LastNameMartin
Ardent Health   Partners, LLCJ. Bonick
Comapany
April       NameArdent Health Partners, LLC
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              restrictions, or otherwise implement programs that vary from federal standards;"

                on page 24 that "[s]ome states that provide Medicaid supplemental payments are reviewing these programs or have filed requests with CMS to replace these programs, and CMS has performed and continues to perform compliance reviews of some
              states    programs and is considering changes to the requirements
for such programs,
              which could result in Medicaid supplemental payments being reduced or eliminated;"

                on page 24 that "[c]ertain states in which we operate impose assessments on hospitals and certain other healthcare providers as a funding source for state Medicaid programs;"

                on page 34 that "some states have aligned quality metrics across payors through legislation or regulation, and CMS offers support to Medicaid agencies seeking to increase their value-based purchasing capacity through Medicaid delivery system reforms;" and

                on page 54 that "some states have become increasingly focused on the review of healthcare transactions for impacts on costs, access to care and quality and have passed legislation requiring for-profit healthcare entities, including hospitals, to notify state attorneys general or other designated entities in advance of sales or other transactions."

         Given your disclosure that you currently operate in eight states, please revise to identify the "certain" or "some" states to which you refer. In addition, given your disclosure that your facilities are heavily concentrated in Texas and Oklahoma, clarify how these statements relate to your operations in Texas and Oklahoma.
Risks related to technology
Healthcare technology initiatives . . ., page 58

14. We note your reference here and throughout your filing that you use artificial intelligence, among other things, to supplement the delivery of care at a patient's bedside. In an appropriate place in your filing, please expand your disclosure to describe the artificial intelligence you currently use and how you use this technology to supplement delivery of care. Please also revise your disclosure to discuss any risks specific to your use of artificial intelligence, if material.
Use of Proceeds, page 69

15. We note your disclosure throughout the filing that you plan to pursue strategic growth opportunities, have identified a robust pipeline of ambulatory opportunities, have significant indebtedness, and may redeem on one or more occasions up to 40% of the original aggregate principal amount of the 5.75% Senior Notes with the net proceeds of one or more equity offerings, including this offering. When you identify your use of
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FirstName   LastNameMartin
Ardent Health   Partners, LLCJ. Bonick
Comapany
April       NameArdent Health Partners, LLC
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         proceeds, please ensure that any amounts intended to be used for strategic opportunities or to pay certain of your indebtedness are disclosed.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Operating Results Summary, page 83

16. Please disclose the amount of revenue recognized related to the Texas Waiver Program for fiscal year 2023.
17. Please provide an analysis of the material factors impacting income tax expense. Refer to
         Item 303(b)(2) of Regulation S-K and Section 501.12.b. of the Financial Reporting
         Codification for guidance.
18. Please address the changes in the portion of your total net income attributable to your non-
         controlling interests as this appears to have materially affected the portion of your total net income attributable to your investors.
Supplemental Non-GAAP Information, page 87

19. We note that you are presenting Adjusted EBITDA to evaluate your financial performance, allocate resources and measure leverage capacity, which appears to indicate that you are presenting this measure as a performance measure and also a liquidity measure. To the extent that you are presenting Adjusted EBITDA as a liquidity measure, please present the most comparable US GAAP liquidity measure with equal or greater prominence and also provide a reconciliation from this measure in accordance with Item
         10(e)(1)(i)(A) and (B) of Regulation S-K. If you do not present this measure as a liquidity measure, please remove reference to this measure as being useful for measuring leverage capacity.
20. Please expand your footnote disclosures for the adjustments to Adjusted EBITDA to quantify each component of the adjustment when there are multiple components.
21. Please expand your disclosures to explain the difference between your adjustments for noncontrolling interest earnings related to JV partners within your reconciliation to
         Adjusted EBITDA and your net income attributable to noncontrolling interests as reflected in your consolidated income statements.
22. We note your disclosure that you are presenting Adjusted EBITDAR as a financial valuation measure. As such, please revise your presentation and disclosures to address the following:

                limit its presentation only to the most recent period presented;

                clarify why the measure is useful as a valuation tool;

                describe the limitations of the measure as a valuation tool;
and
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FirstName   LastNameMartin
Ardent Health   Partners, LLCJ. Bonick
Comapany
April       NameArdent Health Partners, LLC
       12, 2024
April 712, 2024 Page 7
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                separately present this measure as a valuation measure and not along side or near any
              discussion of your operating results, including a separate reconciliation from its most comparable US GAAP measure.
23. We note your presentation of Adjusted cash flows provided by (used in) operating activities. Please tell us how you concluded that this measure is consistent with the guidance in Item 10(e)(1)(ii)(A) of Regulation S-K, which generally prohibits excluding charges or liabilities that required or will require cash settlement from non-GAAP liquidity measures.
Business
Overview, page 105

24. Where you discuss "outcomes," revise your disclosure to clarify how you measure these outcomes. For example, you disclose that you believe your technology platform leads to
         "improved outcomes," and you disclose on page 109 that your providers have the objective of improving "quality" outcomes. As a related matter, where you disclose that you provide "high-quality" patient care and "better patient experience," please clarify how you measure quality and patient experience. Where you disclose that your platform drives a "lower cost," clarify and quantify the cost to which you are comparing your services.
Our platform, page 107

25.      Please address the following with respect to your graphic on page 108:

                You disclose in footnote two that this metric is measured at the end of the applicable period. Please disclose the date as of which the data in the chart is presented.

                You disclose the source for market population in footnote four. Please clarify what is meant by "market population" in your graphic, including whether you are referring to the city or state and how you determined that the relevant population represents a market for your services.

                You disclose in footnote five that population growth represents growth from 2023 to
              2025. Please provide a source for this data.

                We note your disclosure in footnote seven that your JV interest in the Lovelace
              Health System represents your interest in Lovelace UNM Rehabilitation Hospital. It also appears from your graphic that you operate five hospitals in the Lovelace Health
              System. Please clarify whether Lovelace UNM Rehabilitation Hospital is the only hospital in this health system subject to a JV, and if so, whether you own and operate the remaining hospitals.

                In an appropriate place in your filing, please describe the material terms of each of
              the joint ventures noted in your graphic and file any related agreements as exhibits to
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FirstName   LastNameMartin
Ardent Health   Partners, LLCJ. Bonick
Comapany
April       NameArdent Health Partners, LLC
       12, 2024
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FirstName LastName
              your registration statement. In your discussion, describe the material terms of the put/call agreement disclosed on page 37.

                We note your disclosure elsewhere that "hospitals operated" includes the total number of hospitals operated by you at the end of the applicable period, irrespective of whether the hospital operated is (i) owned by you, (ii) leased by you, or
              (iii) operated through a controlling interest in a JV. Please revise your disclosure to clarify which of the 30 hospitals noted in your graphic are owned by you, leased by you, or operated through a controlling interest in a JV, respectively. Please also clarify the difference, if any, in how you generate revenue from owned, leased, and
              JV operated hospitals.
26. Here and throughout your filing, you refer to your "physician network" and your
         "physician platform." In an appropriate place in your filing, please briefly define each term, including the difference between the two. As a related matter, you disclose that you have affiliated and employed providers, and that you have more than 80 contracts that include a variety of terms. Please clarify the difference in your contracts with affiliated providers compared to employed providers, including any material differences in fee or pay structure.
Our Market Opportunity, page 109

27. Please revise your disclosure here to describe the difference between fee-for-service payment methods and value-based care models, including the significance of the shift in models to your business, and why providers with expertise in both models will "emerge as the long-term winners."
Centralized and standardized operating model, page 112

28. We note your disclosure here and throughout your registration statement that you have focused on centralizing corporate services while outsourcing certain support functions including revenue cycle management and that these efforts and investments have generated significant cost savings. However, it appears from your disclosure on page 83 that your costs related to professional fees and salaries and benefits increased year over year as an absolute amount. Please clarify where you achieved these significant cost savings. In this regard, we note your disclosure that "[t]he increase in professional fees, as a percentage of total revenue, was due primarily to the outsourcing of our facilities of our end-to-end revenue cycle management process," and "[t]he decrease in salaries and benefits, as a percentage of total revenue, was driven by the transition to an outsourced model in our end-to-end revenue cycle management process in July 2022 and our dietary and environmental services in November 2022 at substantially all of our facilities."
Our Growth Strategy, page 113

29. Please clarify your reference to your "transfer center operations," as these operations are
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FirstName   LastNameMartin
Ardent Health   Partners, LLCJ. Bonick
Comapany
April       NameArdent Health Partners, LLC
       12, 2024
April 912, 2024 Page 9
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         not described elsewhere in this section.
Certain Relationships and Related Party Transactions, page 185

30. Please disclose the equity interest and dollar value related to Pure Health's purchase of a minority interest in Ardent. See Item 404(a) of Regulation S-K. In addition, describe the change in terms of your lease agreements with Ventas that allowed you to qualify these agreements for accounting treatment as sale-leaseback agreements. Consolidated Income Statements, page F-5

31. Please expand your presentation to include basic and diluted per common unit information for each period presented as well as the corresponding accounting policy and disclosures required by ASC 260. Refer to ASC 260-10-15-2 for guidance. Consolidated Balance Sheets, page F-7

32. We note your disclosure that you are prohibited from using the assets of your VIEs to satisfy your obligations or those of your other consolidated entities. Please separately present each major class of your VIEs assets and liabilities on the face of this statement in accordance with ASC 810-10-45-25.
2. Summary of Significant Accounting Policies
Variable Interest Entities, page F-17

33. Please expand your disclosures to discuss how the VIEs are financed, including any financial support you have provided to the VIEs. Refer to ASC 810-10-50-3.c. and 3.d.
         and 810-10-50-5A.c. and 5A.d. for guidance.
Segment Reporting, page F-26

34. We note that you have concluded that you have one operating and reportable segment. Please address the following:

                Clarify what comprises your acute care hospital operations. In this regard, we note your disclosures on page 2, which indicates that, in addition to your 30 acute care hospitals, you operate a broad network of ambulatory facilities and telehealth services, including 146 primary care and specialty care clinics, three ambulatory
              surgery centers (   ASCs   ), seven urgent care centers, two
free-standing emergency
              departments, and ten diagnostic imaging centers. If the acute care hospital operations do not encompass this broad network of ambulatory facilities and telehealth services, explain to us how the management of these operations fits within your management organizational chart.

                Provide us with a comprehensive discussion of what the most important operating decisions are in terms of allocating resources and assessing performance via
 Martin J. Bonick
Ardent Health Partners, LLC
April 12, 2024
Page 10
              reviewing operating results and who makes those decisions.

                Tell us how the CEO allocates resources, assesses operating performance and makes key operating decisions using only consolidated operating results and not lower level results, including a description of the nature of decisions made by the CEO.

                Tell us how budgets are prepared, who reviews and approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the
              CEO makes changes to the budget.

                Tell us the level of detail communicated to the CEO when actual results differ from budgets. As part of your response, address the actions taken should one of the divisions fail to meet their revenue or profit budget goals in a particular period.
6. Leases, page F-28

35. Please expand your disclosures to provide your accounting policy for determining the lease term and for assessing whether a lease is classified as an operating lease versus a financing lease. Refer to ASC 842-10-30-1 through 30-2 and ASC 842-10-25-1 through
         25-7 for guidance.
Sale of Medical Office Buildings, page F-30

36. We note that on December 22, 2022, the terms of the original lease agreements with
         Ventas for the 18 medical office buildings were amended resulting in treatment of the transactions as sale-leaseback arrangements in which you recognized a $157.8 million gain from the sale of the assets. Please provide us with your analysis of the material terms of these arrangements with reference to the specific accounting guidance that supports your conclusion. Refer to ASC 842-40-25-1 through 25-3, ASC 842-10-30-1 through 30-
         2, and ASC 842-10-25-1 through 25-7 for guidance. Finally, expand your disclosures to clarify that these are related party transactions.
14. Commitments and Contingencies, page F-43

37. Please revise your disclosures to clearly state whether you are subject to any claims, litigation matters or other matters that are probable and/or reasonably possible of materially impacting your results of operations, financial position, or liquidity either individually or in the aggregate. If there are matters that may be material to your results of operations, financial position, or liquidity, provide specific disclosures for these matters. Disclosures for the amount or range of reasonably possible loss in the aggregate,
FirstName LastNameMartin J. Bonick
       or that you are unable to reasonably estimate the amount or range, should also be
Comapany    NameArdent
       provided,          Health
                  noting that ASCPartners, LLC does not require the amount or range of
                                    450-20-50-4
       reasonably
April 12,          possible
           2024 Page  10     loss to be estimated with precision or certainty.
FirstName LastName
 Martin J. Bonick
FirstName  LastNameMartin
Ardent Health  Partners, LLCJ. Bonick
Comapany
April      NameArdent Health Partners, LLC
      12, 2024
April 11
Page  12, 2024 Page 11
FirstName LastName
General

38. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       Please contact Tracey Houser at 202-551-3736 or Jeanne Baker at 202-551-3691 if you
have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Katherine Bagley at 202-551-2545 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Industrial Applications and
                                                               Services
cc:      Samir A. Gandhi, Esq.